Rediff.Com Reports Results For The First Quarter

Ended June 30, 2007

Mumbai, India, July 26, 2007.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced its financial results for the first quarter ended June 30, 2007.

Performance Highlights :

Financial Results for the Quarter Ended June 30, 2007

•	Revenues for the quarter ended June 30, 2007 totaled US$6.8 million, an increase of 18% over revenues from the quarter ended June 30, 2006.
•

India Online revenues, which include advertising and fee-based revenues, for the quarter ended June 30, 2007 totaled US$4.62 million, an increase of 14% compared to India Online revenues for the quarter ended June 30, 2006.

•	US Publishing revenues for the quarter ended June 30, 2007 totaled US$2.18 million, an increase of 27% over US Publishing revenues for the quarter ended June 30, 2006.
•	Gross margins for the quarter ended June 30, 2007 as well as for the quarter ended June 30, 2006 were 78%.

•	Operating EBITDA decreased to US$0.61 million for the quarter ended June 30, 2007, compared to US$0.95 million for the quarter ended June 30, 2006.
•	Net income for the quarter ended June 30, 2007 was US$2.12 million, or 7.26 cents per ADS, compared to a net income of US$1.98 million, or 6.82 cents per ADS, for the quarter ended June 30, 2006.

Registered Users

•	Registered users grew to 56.6 million as of June 30, 2007, a 26% increase over the number of registered users as of June 30, 2006.

Advertising Revenues

•	Highlights and trends for the India Online advertising business include:
1.

The number of companies advertising on Rediff’s website for the quarter ended June 30, 2007 totaled approximately 172, as compared to approximately 166 during the same quarter in the prior fiscal year.

2.	The following five industry categories accounted for 53% of the Company’s advertising revenues for the quarter ended June 30, 2007: Employment, Matrimonial, Finance, Travel and IT products.
3.

For the quarter ended June 30, 2007, the top 10 advertisers contributed approximately 42% of advertising revenue for the India Online advertising business, compared to 55% during the same period in the prior fiscal year.

Product Innovation

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The Company recently launched its new social networking platform iShare where users can upload videos, images and music and share these with other users. iShare is a social networking platform where users can meet other people and make friends.

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The Company also launched BlogShowcase this quarter which enables bloggers on any other website to showcase their blogs to millions of Rediff users by providing their RSS feeds. Access to Rediff’s Blogshowcase is currently available only through invitation and would be made open to all shortly.

•	The Company launched a Caller Ring Back Tone search facility to provide users the ability to search mobile contents offered by operators on Rediff’s site.

•

The Predict and Win platform, a skill-based online sports game, has gathered momentum since its launch last quarter. This platform has now been extended to other types of sporting events beyond cricket. Recently this platform was used by Rediff users to predict the outcome of Formula 1 Motor racing.

Financial Results

Revenues

Revenues for the quarter ended June 30, 2007 increased by 18% to US$6.8 million, as compared to US$5.78 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 14% to US$4.62 million during the quarter ended June 30, 2007 compared to US$4.06 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended June 30, 2007 increased by 27% to US$2.18 million from US$1.72 million during the same quarter last fiscal year.

Gross Margin

Gross margins remained the same at 78% for the quarter ended June 30, 2007 and for the quarter ended June 30, 2006.

Operating Expenses

Operating expenses increased by 31% to US$4.68 million for the quarter ended June 30, 2007, compared to US$3.58 million for the same quarter last fiscal year, primarily due to higher advertising, marketing and product development costs. Operating expenses for the quarter ended June 30, 2007 included a charge of US$0.43 million on account of stock-based compensation cost compared to US$0.13 million for the same quarter last year.

Operating EBITDA

Operating EBITDA decreased to US$0.61 million for the quarter ended June 30, 2007 as compared to an Operating EBITDA of US$0.95 million for the corresponding quarter last fiscal year.

Depreciation, Interest Income and Foreign Exchange

Depreciation expenses increased to US$1.10 million for the quarter ended June 30, 2007 compared to US$0.57 million for the same quarter last fiscal year.

Interest income increased to US$1.35 million for the quarter ended June 30, 2007 compared to US$0.85 million for the same quarter last fiscal year.

There was a Foreign Exchange loss of US$0.44 million during the quarter ended June 30, 2007 arising from the conversion of cash deposits and other balances held in US Dollars into the Company’s functional currency (the Indian Rupee) for financial reporting purposes due to the strengthening of the Indian Rupee against the US Dollar.

Other Income

Other Income for the quarter was US$1.89 million, arising from sale of equity shares in an external company. The cost of this investment was written off in the Company’s books in a prior year.

Net Income

Net Income for the quarter ended June 30, 2007 was US$2.12 million, or 7.26 cents per ADS, compared to a net income of US$1.98 million, or 6.82 cents per ADS, for the same quarter last fiscal year.

Total cash and cash equivalents and short term deposits with banks as of June 30, 2007 was approximately US$58.93 million.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Table to follow

STATEMENT OF OPERATIONS

Quarter Ended June 30, 2007

All figures are in US$ million

	Quarter ended June 30
	2007	2006

Revenues
India Online	4.62	4.06
US Publishing	2.18	1.72
Total Revenues	6.80	5.78

Cost Of Revenues	-1.51	-1.25

Gross Margin	5.29	4.54
Gross Margin %	78%	78%

Operating Expenses *	-4.68	-3.58

Operating EBITDA	0.61	0.95

Depreciation / Amortization	-1.10	-0.57

Interest Income	1.35	0.85

Other Income	1.89	-

Foreign Exchange Gain/ (Loss)	-0.44	0.77

Net Income before income taxes	2.31	2.00

Tax	-0.19	-0.02

Net Income	2.12	1.98

Net Income per ADS (in US cents)	7.26	6.82

Net Income per ADS (in US cents) diluted	7.08	6.70

Weighted average ADS Outstanding (in millions)	29.20	29.08

* Stock based Compensation included in operating expenses	0.43	0.13

Notes

•	Each ADS represents one half of an equity share.

•

The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

Quarter Ended June 30, 2007

(All figures are in US$ million)

	Quarter ended June 30
	2007	2006

Operating EBITDA (Non GAAP)	0.61	0.95

Depreciation / Amortization	-1.10	-0.57

Interest Income	1.35	0.85

Other Income	1.89	-

Foreign Exchange Gain/ (Loss)	-0.44	0.77

Net Income before income taxes	2.31	2.00

Tax	-0.19	-0.02

Net Income (GAAP)	2.12	1.98

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

Quarter Ended June 30, 2007

(All figures are in US$ million)

	Quarter Ended June 30
	2007	2006

Operating Expenses (GAAP)	5.78	4.15

Depreciation/Amortization	-1.10	-0.57

Operating Expense (Non-GAAP)	4.68	3.58

For further details contact:

Debabrata Saha

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in

Tel.: +91-22-2444-9144 Extn.: 116

Fax.: +91-22-2444-6837